UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): October 6, 2004

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware

(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 6, 2004, The Clorox Company entered into a Share Exchange Agreement with Henkel KGaA and HC Investments, Inc.   A brief description of the terms and conditions of the Share Exchange Agreement is set out in the press release attached as Exhibit 99-1.

HC Investments, Inc., which owns 61,386,509 shares of The Clorox Company common stock, is a wholly-owned subsidiary of Henkel Corporation. Henkel Corporation is a wholly-owned subsidiary of Henkel KGaA of Düsseldorf, Germany, a manufacturer of household products, cosmetics/toiletries, adhesives and surface technologies products. Henkel KGaA and The Clorox Company are parties to various agreements, which are summarized in the Certain Relationships and Transactions section of the proxy statement dated September 28, 2004 of The Clorox Company, including an agreement that allows Henkel KGaA to nominate directors to The Clorox Company board of directors. Three Henkel KGaA nominees currently serve on The Clorox Company board. The disinterested directors on The Clorox Company board unanimously approved the Share Exchange Agreement.

ITEM 7.01 REGULATION FD DISCLOSURE

On October 6, 2004, The Clorox Company issued a press release, a copy of which is attached as Exhibit 99-1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Title
99-1	The Clorox Company press release of October 6, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: October 8, 2004   By: /s/ PAMELA FLETCHER
                                               Pamela Fletcher
                                               Vice President – Secretary